UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GRUPO TELEVISA, S.A.B.

(Name of Issuer)

Certificados de Participación Ordinarios (“CPOs”)

Global Depositary Shares (“GDSs”), each representing five CPOs

(Title of Class of Securities)

40049J2061

(CUSIP Number)

September 13, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 CUSIP number is for the GDSs only. GDSs each represent five CPOs, each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares. No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares, since such securities are not traded in the United States.

CUSIP No. 40049J206	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Fintech LatAm S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
208,736,253 CPOs (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
208,736,253 CPOs (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,736,253 CPOs (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This total includes 17,918,113 CPOs held directly and 190,818,140 CPOs held through GDSs. Each GDS represents five CPOs.

(2) Calculation based upon 2,686,639,950 CPOs outstanding, as reported in Form 6-K filed by the Issuer on July 29, 2024.

CUSIP No. 40049J206	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Fintech Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
208,736,253 CPOs (3)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
208,736,253 CPOs (3)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,736,253 CPOs (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(3) This total includes 17,918,113 CPOs held directly and 190,818,140 CPOs held through GDSs. Each GDS represents five CPOs.

(4) Calculation based upon 2,686,639,950 CPOs outstanding, as reported in Form 6-K filed by the Issuer on July 29, 2024.

CUSIP No. 40049J206	Page 4 of 8

1	NAMES OF REPORTING PERSONS
David Martínez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
208,736,253 CPOs (5)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
208,736,253 CPOs (5)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,736,253 CPOs (5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8% (6)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(5) This total includes 17,918,113 CPOs held directly and 190,818,140 CPOs held through GDSs. Each GDS represents five CPOs.

(6) Calculation based upon 2,686,639,950 CPOs outstanding, as reported in Form 6-K filed by the Issuer on July 29, 2024.

CUSIP No. 40049J206	Page 5 of 8

Item 1(a).	Name of Issuer:

Grupo Televisa, S.A.B. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed on behalf of the following:

i.	Fintech LatAm S.à r.l. (“Fintech LatAm”);
ii.	Fintech Holdings Inc. (“FH”) and
iii.	Mr. David Martínez (“Mr. Martínez”).

Fintech LatAm, FH and Mr. Martínez are collectively referred to as the “Reporting Persons.” Mr. Martínez directly controls FH, which is the parent company of Fintech LatAm, the direct holder of the securities of the Issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of FH and Mr. Martínez is 375 Park Avenue, New York, NY 10152. The address of the principal business office of Fintech LatAm is 13, Boulevard de la Foire, L-1528 Luxembourg, Grand Duchy of Luxembourg.

Item 2(c).	Citizenship:

Fintech LatAm, FH and Mr. Martínez are citizens or incorporated under the laws of Luxembourg, Delaware and the United Kingdom, respectively.

Item 2(d).	Title of Class of Securities:

Certificados de participación ordinarios

Global Depositary Shares

Item 2(e).	CUSIP Number:

40049J206

This CUSIP is for the GDSs, as no CUSIP exists for the underlying CPOs.

CUSIP No. 40049J206	Page 6 of 8

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership:

(a) Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b) Percent of Class:

See responses to Item 11 on each cover page.

(c) Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or to Direct the Vote:

See responses to Item 5 on each cover page.

(ii) Shared Power to Vote or to Direct the Vote:

See responses to Item 6 on each cover page.

(iii) Sole Power to Dispose or to Direct the Disposition of:

See responses to Item 7 on each cover page.

(iv) Shared Power to Dispose or to Direct the Disposition of:

See responses to Item 8 on each cover page.

CUSIP No. 40049J206	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 40049J206	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2024

Fintech LatAm S.à r.l.

/s/ Julio R. Rodriguez Jr.
Name: Julio R. Rodriguez Jr.
Title: Category C Manager and Attorney in Fact

Fintech Holdings Inc.

/s/ Julio R. Rodriguez Jr.
Name: Julio R. Rodriguez Jr.
Title: Authorized Person

David Martínez

/s/ David Martínez
Name: David Martínez